E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

June 21, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacey Peikin

Re:	E-Home Household Service Holdings Ltd.

Amendment No. 6 to Registration Statement on Form F-3

Filed May 25, 2022

File No. 333-259464

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 15, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 7 to the Registration Statement (the “Amendment No. 7”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 6 to Registration Statement on Form F-3 filed May 25, 2022

Cover Page

1.	Please refer to the ninth paragraph. Please revise your disclosure to acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Additionally, please provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We note the Staff’s comment and advise the Staff that we revised the cover page and acknowledged that Chinese regulatory authorities could disallow the company’s organization structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. We also provided cross-references to detailed discussion of risks facing the company and the offering as a result of this structure.

Prospectus Summary, page 1

5.	Revise the prospectus summary to disclose clearly that the company uses a structure that involves subsidiaries in Hong Kong and China and what that entails. Revise your disclosure under "Corporate Structure" to disclose clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Disclose any uncertainties regarding the status of the rights of the Cayman Islands holding company due to legal uncertainties and jurisdictional limits.

Response: We note the Staff’s comment and advise the Staff that we have revised the prospectus summary to disclose that the company uses a structure that involves subsidiaries in Hong Kong and China, the investors are purchasing securities of the Cayman Islands holding company while the company’s business operations are conducted through its subsidiaries in China. In addition, under "Corporate Structure" we disclosed uncertainties and risks regarding the company’s organization structure and the status of the rights of the Cayman Islands holding company due to legal uncertainties and jurisdictional limits.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.